 Gmail

Paul Scanlan <paul@legionm.com>

[Legion M Team] - My Dead Friend Zoe has wrapped! Plus an opportunity to invest

Legion M <customer@groovehq.com>
Reply-To: Legion M Team <team@legionm.com>
To: brandi@legionm.com, paul@thelegionm.com

Fri, Aug 18, 2023 at 10:14 AM

Legion M - **team@legionm.com**





(Oops we forgot to include the SEC legend with our email yesterday. Resending again with the proper legend this time.)

Rob,

Lots of updates from the front lines on *My Dead Friend Zoe* plus an invitation to make a reservation to invest directly into this project.

But before we get to that, let's get into the updates!

We are totally wrapped with filming! High fives all around. The footage looks absolutely incredible. It's filled with so much raw power, relatable humor, and what we feel are some emotional, Oscar worthy performances. We were extremely fortunate to complete filming just before the Screen Actors Guild (SAG) strike commenced. Plus we added Morgan Freeman and came in on schedule and on budget.

We're pivoting straight into post-production where we are happy to report that we have attached an Emmy Award-winning editor of one of the most popular shows out there and will be announcing details in the coming weeks. Kyle and our editor are already vibing and hard at work in the edit bay.

And there is another fun update that might resonate with some of you NFL fans. Travis Kelce, yes, the Travis Kelce from the Kansas City Chiefs (and arguably the top tight end in the NFL) is joining the team as an investor and executive producer on the project. His advocacy for the veteran community resonates so well with our film's purpose and we are incredibly excited to have his support.

In response to your requests, we are excited to offer up early access to our newest direct Reg CF investment opportunity for *My Dead Friend Zoe*. While we are still preparing to fully launch the offering, we are now accepting non-binding reservations. As an investor in Legion M, you already have a stake in this film, but if you are interested in making a direct investment —the minimum to invest will be just $100. With a non-binding reservation, once the offering goes live, you'll be able to fully review all terms before confirming your investment.

This investment opportunity is a response to the strong interest shown by many of our community to make direct investments into our projects. The capital we raise in this Reg CF will help pay back some bridge loans we took out to make the film and cut down on interest payments.

Reserve Your Spot

We will continue to keep you in the loop with more updates. For now, thank you again for being part of this incredible journey.

Onward & Upward,

-Paul, Jeff and the Legion M Team

***We are testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

   

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067

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LEGION M

"My Dead Friend Zoe" Lands Emmy-Winning Editor



Paul Scanlan

2 days ago

Emmy Winning Tech and Media Entrepreneur, Investor, Advisor



MY DEAD FRIEND ZOE

Now that *My Dead Friend Zoe* (starring Ed Harris, Morgan Freeman, Sonequa Martin-Green, and Natalie Morales) has wrapped and is in post-production, we are excited to share that we are working with Ali Greer, the Emmy Award-winning editor of the hit HBO show *Barry*. She's also edited *Hacks* (HBO), *Black Monday* (Showtime) and feature films including a Sterling K. Brown film that premiered at Sundance last year. Ali is a huge get for our project and we couldn't be happier to have her on board.

As we announced last week, we are currently getting ready to launch a Fan-First-Financing offering for *My Dead Friend Zoe*, and are now accepting non-binding reservations. As an investor in Legion M, you already have a stake in this film, but if you are interested in making a direct investment — the minimum to invest will be just $100. With a non-binding reservation, once the offering goes live, you'll be able to fully review all terms before confirming your investment.

VIEW OFFERING

Thank you so much for taking this amazing journey with us! We can't wait to share more updates with you as we progress through post-production.

Onward & Upward,

-Legion M team

****We are testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.*

Liked by Jeffrey Jerome Hogan, Phillip Hogan Jr, Marilyn Oakley, and 9 others
SUBMIT

Sort by recent



[Ken Manni](#)

Investor

Aug 24

1   Reservation made!!!! Exciting!

REPLY



[Robert Labelle](#)

Investor

Aug 23

1   Thanks for sharing this amazing news. Welcome aboard, Ali Greer.

REPLY



[George Simons](#)

Follower

Aug 23

3   Kool

REPLY



[George Simons](#)

Follower

Aug 23

2   Awesomeness

REPLY



Travis Paulson

Investor

Aug 23

3   This is awesome news.

REPLY



Raffaele Marraffa

Investor

Aug 23

3   Congrats to one of the best editors of film

REPLY

NEW UPDATES

08.24.23

"My Dead Friend Zoe lands Emmy-Winning Editor"



Now that *My Dead Friend Zoe* (starring Ed Harris, Morgan Freeman, Sonequa Martin-Green, and Natalie Morales) has wrapped and is in post-production, we are excited to share that we are working with Ali Greer, the Emmy Award-winning editor of the hit HBO show *Barry*. She's also edited *Hacks* (HBO), *Black Monday* (Showtime) and feature films including a Sterling K. Brown film that premiered at Sundance last year. Ali is a huge get for our project and we couldn't be happier to have her on board.

As we announced last week, we are currently getting ready to launch a Fan-First-Financing offering for *My Dead Friend Zoe*, and are now accepting non-binding reservations. As an investor in Legion M, you already have a stake in this film, but if you are interested in making a direct investment — the minimum to invest will be just $100. With a non-binding reservation, once the offering goes live, you'll be able to fully review all terms before confirming your investment.

VIEW OFFERING

Thank you so much for taking this amazing journey with us! We can't wait to share more updates with you as we progress through post-production.

Onward & Upward,

-Legion M team

***We are testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.





"MY DEAD FRIEND ZOE" LANDS EMMY-WINNING EDITOR!

AUGUST 22, 2023 • LEGION M TEAM

Now that *My Dead Friend Zoe* (starring Ed Harris, Morgan Freeman, Sonequa Martin-Green, and Natalie Morales) has wrapped and is in post-production, we are excited to share that we are working with Ali Greer, the Emmy Award-winning editor of the hit HBO show *Barry*. She's also edited *Hacks* (HBO), *Black Monday* (Showtime) and feature films including a Sterling K. Brown



 Round 9 is NOW OPEN on StartEngine
happier to have her on board.

[As we announced last week](#), we are currently getting ready to launch a Fan-First-Financing offering for *My Dead Friend Zoe*, and are [now accepting non-binding reservations](#). As an investor in Legion M, you already have a stake in this film, but if you are interested in making a direct investment — the minimum to invest will be just $100. With a non-binding reservation, once the offering goes live, you'll be able to fully review all terms before confirming your investment.

VIEW OFFERING

Thank you so much for taking this amazing journey with us! We can't wait to share more updates with you as we progress through post-production.

***We are testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the

purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.



NEXT 〉

"MY DEAD FRIEND ZOE" HAS WRAPPED!



HOME   CONTACT   TERMS AND CONDITIONS   SUBMISSIONS   PRIVACY POLICY

LEGION M CURRENTLY HAS AN **OFFERING OPEN AT STARTENGINE.COM**. PLEASE READ THE **OFFERING CIRCULAR** AND **RISKS RELATED TO THIS OFFERING** BEFORE INVESTING. THIS REG A+ OFFERING IS MADE AVAILABLE THROUGH STARTENGINE PRIMARY, LLC, MEMBER FINRA/SIPC. THIS INVESTMENT IS SPECULATIVE, ILLIQUID, AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT. YOU SHOULD NEVER INVEST MORE THAN YOU CAN AFFORD TO LOSE IN LEGION M (OR ANY STARTUP).

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Gmail

Paul Scanlan <paul@legionm.com>

[Test] My Dead Friend Zoe-Last call for reservations

Legion M <team@legionm.com>
Reply-To: Legion M <team@legionm.com>
To: Legion <orders@thelegionm.com>

Mon, Aug 28, 2023 at 12:30 PM





LEGION M

MY DEAD
FRIEND ZOE

Legion,

ICYMI: *My Dead Friend Zoe* featuring Ed Harris, Morgan Freeman, Sonequa Martin-Green, and Natalie Morales has finished shooting and is in post-production. We're thrilled to announce the addition of Emmy Award-winning editor Ali Greer to our team, known for her work on HBO's *Barry*, *Hacks*, Showtime's *Black Monday*.

As we gear up toward the opening of the project-specific Fan-First-Financing offering, we're making a LAST CALL for reservations. Legion M investors already have a stake in this film as Legion M is the production company, but if you wish to further your investment directly, the minimum is just $100. Secure your non-binding reservation now and you'll be first in line when we open the round this week.

Reserve Your Spot To Invest

Thanks again for taking this amazing journey with us! We can't wait to share more updates with you as we progress through post-production.

Onward & Upward,

-Legion M team

***We are testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

   

Legion M Entertainment Inc.
1801 Century Park East
24th Floor
Los Angeles, CA 90067